Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES OF BANK OF YOKOHAMA, LTD.

Name	Country of Residence
Yokohama Operation Service Co., Ltd.	Japan
Yokohama Staff Service Co., Ltd.	Japan
Hamagin Mortgage Service Co., Ltd.	Japan
Hamagin Business Operations Center Co., Ltd.	Japan
Yokohama Guarantee Co., Ltd.	Japan
Hamagin Finance Co., Ltd.	Japan
Yokohama Capital Co., Ltd.	Japan
Hamagin Research Institute, Ltd.	Japan
Hamagin Tokai Tokyo Securities Co., Ltd.	Japan
BANKCARD Service Japan Co., Ltd.	Japan
Sky Ocean Asset Management Co., Ltd.	Japan
Yokohama Preferred Capital Cayman Limited	UK